UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          NOVITRON INTERNATIONAL, INC.
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                                (Name of Issuer)

                          Common Stock. $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   670088103
            --------------------------------------------------------
                                 (CUSIP Number)

                       Noah Klarish & Associates, P.C.
                       230 Park Avenue, 32nd Floor
                       New York, NY 10169 (212) 973-1111
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 20, 1997
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 670088103                                           Page 2 of 6 Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ira Albert
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       a.  |_|
                                                                       b.  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(E)                                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7   SOLE VOTING POWER
  NUMBER OF           163,667 (Includes 128,667 shares held by Ira Albert
   SHARES             Investment Associates, L.P.)
BENEFICIALLY          ----------------------------------------------------------
  OWNED BY        8   SHARED VOTING POWER
    EACH
  REPORTING             0
   PERSON             ----------------------------------------------------------
    WITH          9   SOLE DISPOSITIVE POWER
                      194,933 (includes 158,667 shares held by Albert Investment
                      Associates, L.P. and 31, 266 shares held by various
                      accounts over which Mr. Albert has discretionary authority
                      ----------------------------------------------------------
                  10  Shared Dispositive Power
                      31,266 shares held by various accounts over which
                      Mr. Albert has discretionary authority
                      ----------------------------------------------------------

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      194,933
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.7%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Novitron International, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at One Gateway Center, Suite 411, Newton, Massachusetts 02158.

Item 2.   Identity and Background.

          (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

          (b) The Reporting Person filed an initial Schedule 13D for an event of November 12, 1996 (the "Initial Schedule") and an Amendment No. 1 for an event of April 9, 1997. Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.

          Ira Albert directly owns 5,000 shares of the Issuer's Common Stock for which he paid $16,087.50 Mr. Albert obtained the funds from his personal funds. Mr. Albert has discretionary authority over accounts which own 31,266 shares of the Issuer's Common Stock for which such accounts paid a total of $84,095 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 158,667 shares of the Issuer's Common Stock for which it paid $455,324.50 from its working capital.

Item 5.   Interest in Securities of the Issuer.

          (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 1,321,980 post split shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996) directly beneficially owned by each Reporting Person is as follows:

                                                          Percentage of
Name                        Number of Shares           Outstanding Shares
----                        ----------------           ------------------

Ira Albert                            5,000                     0.4%
Albert Partnership                  158,667                     12%
Albert discretionary                 31,266                     2.3%
accounts

          (b) Mr. Albert has sole power to vote 163,667 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 194,933 shares of the Issuer's Common Stock.

          (c) See Appendix I annexed hereto.

                                   Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1997

                                                  /s/ Ira Albert
                                             ----------------------------
                                                      Ira Albert

                                             ALBERT INVESTMENT ASSOCIATES, L.P.
                                         By: ALBERT INVESTMENT STRATEGIES, INC.



                                         By:     /s/ Ira Albert
                                             ----------------------------
                                               Ira Albert, President

                                                                      APPENDIX 1

                  TRANSACTIONS IN NOVITRON INTERNATIONAL, INC.
                            COMMON STOCK WITHIN THE
                                  PAST 60 DAYS
                    ----------------------------------------

      All transactions were open market purchases and the commissions are included in the price of the shares.

Albert Investment Associates, L.P.

                  No. of
  Trade           Shares   Price Per     Cost of
   Date        Purchased      Share     Purchase
   ----        ---------      -----     --------

5/20/97           30,000      $2.75   $83,407.00


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